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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G

           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 5)*

                Exchange National Bancshares, Inc.
                         (Name of Issuer)

                  Common Stock - $1.00 par value
                  (Title of Class of Securities)

                           301309 10 0
                          (CUSIP Number)


                                                                   ___
Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 301 309 10 0             13G         Page 2 of 5 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald L. Campbell
          500 24 0720

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         __
     Not applicable                               (a)   /__/
                                                         ___
                                                  (b)   /__/

  3  SEC USE ONLY

  4  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

               5    SOLE VOTING POWER

NUMBER OF                69,609.43
SHARES         6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 0
EACH           7    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH              51,726

               8    SHARED DISPOSITIVE POWER

                         0

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          69,609.43

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          Not Applicable

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.7%

 12  TYPE OF REPORTING PERSON*

          IN
               *SEE INSTRUCTION BEFORE FILLING OUT!

                                        Page 3 of 5 Pages

ITEM 1:

          (a)  Name of Issuer:  Exchange National Bancshares, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               132 East High Street
               Jefferson City, Missouri  65101

ITEM 2:

          (a) Name of Person Filing: This Schedule 13G is filed by Donald L. Campbell ("Mr. Campbell").

          (b)  Address of Principal Business Office or, if none,
               Residence: The business address for Mr. Campbell is 132 East High Street, Jefferson City, Missouri
               65101.

          (c) Citizenship: Mr. Campbell is a United States citizen.

          (d) Title of Class of Securities: Common Stock, par value $1.00 per share.

          (e)  CUSIP No.:  301309 10 0

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

               Not applicable

ITEM 4:   Ownership (as of December 31, 1999)

          (a) Amount beneficially owned: Mr. Campbell may be deemed the beneficial owner of (i) 51,726 shares owned of record by Campbell Family L.P., which currently holds all shares previously owned of record by Mr. Campbell and his wife, and (ii) 17,883.43 shares held in The Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of Mr. Campbell. Mr. Campbell has sole voting and investment power over the 51,726 shares owned of record by Campbell Family L.P. Mr. Campbell has sole voting power, but no investment power, with respect to the 17,883.43 shares held in The Exchange National Bank of Jefferson City, Profit-Sharing Trust for his benefit.

          (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by Mr.
          Campbell represent 5.7% of the 1,219,025 shares outstanding on December 31, 1999.

                                             Page 4 of 5 Pages

          (c)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    69,609.43 shares.

               (ii) shared power to vote or to direct the vote: 0
                    shares.

              (iii) sole power to dispose or to direct the
                    disposition of: 51,726 shares.

               (iv) shared power to dispose or to direct the
                    disposition of: 0 shares.

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                             Page 5 of 5 Pages


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000



                              /s/ Donald L. Campbell
                              Donald L. Campbell